   PROSPECTUS SUPPLEMENT DATED SEPTEMBER 7, 1999 (Registration No. 333-80759)
                                   TO
                   PROSPECTUS DATED JULY 19, 1999 AND
              PROSPECTUS SUPPLEMENT DATED AUGUST 16, 1999


                             ALLAIRE CORPORATION


     On September 3, 1999 Allaire Corporation ("Allaire") filed a registration statement with the Securities and Exchange Commission for a proposed offering of up to 2,250,000 shares of Allaire common stock. It is expected that Allaire will offer 1,000,000 shares of Allaire common stock and that selling stockholders will offer 1,250,000 shares of Allaire common stock. The underwriters will be granted the option to purchase up to an additional 337,500 shares of Allaire common stock to cover over-allotments. This Prospectus Supplement contains updates of the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" in Allaire's prospectus dated July 19, 1999 and as supplemented on August 16, 1999.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH "SELECTED CONSOLIDATED FINANCIAL DATA" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We develop, market and support Web application servers and related software products that enable the development and deployment of sophisticated e-business Web sites and applications. We derive a majority of our revenue from our three primary products, ColdFusion, JRun and HomeSite.

    Our revenue is derived principally from license fees for software products and, to a lesser extent, fees for a range of services complementing these products, primarily training, consulting and technical support. Software license fees include sales of licenses for the then-current version of our products, product upgrades and subscriptions. Subscriptions entitle the customer to all new releases for a specific product during the subscription period, generally 12 months.

    Revenue from sales of licenses to use our software products and product upgrades is recognized upon delivery to customers, provided no significant post-delivery obligations or uncertainties remain and collection of the related receivable is probable. Revenue under arrangements where multiple products or services are sold together under one contract is allocated to each element based on their relative fair values, with these fair values being determined using the price charged when that element is sold separately. For agreements with specified upgrade rights, the revenue related to such upgrade rights is deferred until the specified upgrade is delivered. We provide most of our distributors with rights of return. An allowance for estimated future returns is recorded at the time revenue is recognized based on our historical experience. Revenue from subscription sales is recognized ratably over the term of the subscription period. Services revenue is recognized as services are rendered or ratably over the term of the service agreement.

    In October 1997, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 97-2, Software Revenue Recognition, which provides guidance on the timing and amount of revenue recognition when licensing, selling, leasing or otherwise marketing computer software and related services. We adopted SoP 97-2 for all transactions entered into after December 31, 1997. Subsequently, in March 1998, the Financial Accounting Standards Board approved SoP 98-4, Deferral of the Effective Date of a Provision of SoP 97-2, Software Revenue Recognition. SoP 98-4 provides for the one-year deferral of certain provisions of SoP 97-2 pertaining to its requirements for what constitutes vendor specific objective evidence of the fair value of multiple elements included in an arrangement. In December 1998, the FASB issued SoP 98-9, Modification of SoP 97-2, Software Revenue Recognition, With Respect to Certain Transactions, which retained the limitations of SoP 97-2 on what constitutes vendor specific objective evidence of fair value. SoP 98-9 is effective for transactions entered into in fiscal years beginning after March 15, 1999. Based upon our interpretation of SoP 97-2, 98-4 and 98-9, we believe that our current revenue recognition policies and practices are consistent with the provisions of the new guidance. Adoption of SoP 97-2 and SoP 98-4 did not have a material impact on our financial condition or results of operation. Adoption of SoP 98-9 is not expected to have a material impact on our financial condition or results of operations.

    In accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed, costs associated with the development of computer software are expensed prior to the establishment of technological feasibility and capitalized thereafter when material. No software development costs have been capitalized because costs eligible for capitalization have not been material to our financial condition or results of operations.

    We generate our software license revenue through direct sales of licenses to end users and through our indirect distribution channel. Direct revenue is generated by our direct sales force and via our Web site. The indirect distribution channel includes distributors, direct and original equipment manufacturer resellers, system integrators and Allaire Alliance members. During the second half of 1997, we established relationships with our primary distribution partners in North America, Europe and Asia Pacific. Revenue generated by the indirect distribution channel accounted for 13%, 28%, 44% and 49% of total revenue for 1996, 1997, 1998 and for the six months ended June 30, 1999, respectively. We anticipate that revenue derived from the indirect distribution channel will continue to represent a significant percentage of total revenue. We primarily derive our international revenue through our indirect distribution channel. International revenue outside of North America accounted for 17%, 19%, 13% and 11% of total revenue for 1996, 1997, 1998 and for the six months ended June 30, 1999, respectively.

    In April 1999, we completed a merger with Bright Tiger Technologies by issuing 288,583 shares of our common stock for all of the issued and outstanding equity securities of Bright Tiger. Bright Tiger provides software designed to enhance the performance, availability and manageability of large-scale Internet sites and Web applications. We had previously licensed technology from Bright Tiger that was incorporated in certain ColdFusion products. In June 1999, we completed a merger with Live Software by issuing 528,376 shares of our common stock for all of the issued and outstanding equity securities of Live Software. Live Software develops, markets and supports server-side Java development and deployment technology. Live Software's principal product, JRun, is a leading server-side Java development and deployment engine. We recorded merger related costs of $2.7 million in the quarter ended June 30, 1999 primarily related to professional fees, facility closings, severance packages and related costs associated with these acquisitions. We accounted for these acquisitions as poolings of interests.

    We have experienced substantial net losses in each fiscal period since our inception and, as of June 30, 1999, had an accumulated deficit of $36.7 million. These net losses and accumulated deficit resulted primarily from the significant costs incurred in the development of our products and in the preliminary establishment of our infrastructure. We expect to increase our expenditures in all areas in order to execute our business plan, particularly in research and development and sales and marketing. The planned increase in sales and marketing expense will primarily result from the hiring of additional sales force personnel to focus on major account sales, and marketing programs to increase brand awareness.

    Our limited operating history and the undeveloped nature of the market for Web development products make predicting future revenue difficult. Our expense levels are based, in part, on our expectations regarding future revenue increases, and to a large extent such expenses are fixed, particularly in the short term. There can be no assurance that our expectations regarding future revenue are accurate. Moreover, we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall of revenue in relation to our expectations would likely cause significant declines in our quarterly operating results.

    We are also increasing our sales and marketing efforts focused on larger purchases by larger customers. Such transactions are generally more complex and may increase the length of our average sales cycle. We anticipate that an increasing portion of our revenue could be derived from large orders, in which case timing of receipt and fulfillment of any such orders could cause fluctuations in our operating results, particularly on a quarterly basis.

    Due to the foregoing factors, our operating results are difficult to forecast. We believe that period-to-period comparisons of our historical operating results are not meaningful and should not be relied upon as an indication of future performance. Also, our operating results may fall below our expectations or the expectations of securities analysts or investors in some future quarter. In such event, the market price of our common stock would likely be materially adversely affected.

RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated the percentage of total revenue of certain line items included in our statement of operations.

                                                                                        SIX MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,       JUNE 30, 1999,
                                                         ----------------------------   -----------------
                                                          1996       1997      1998      1998      1999
                                                         -------   --------   -------   -------   -------
Revenue:
  Software license fees................................    100.0%      91.6%     84.1%     87.9%     81.4%
  Services.............................................      0.0        8.4      15.9      12.1      18.6
                                                         -------   --------   -------   -------   -------
    Total revenue......................................    100.0      100.0     100.0     100.0     100.0
Cost of revenue:
  Software license fees................................      9.9       12.5       9.1       9.2       5.1
  Services.............................................      0.0       18.6      19.0      18.0      15.1
                                                         -------   --------   -------   -------   -------
    Total cost of revenue..............................      9.9       31.1      28.1      27.2      20.2
                                                         -------   --------   -------   -------   -------
Gross profit...........................................     90.1       68.9      71.9      72.8      79.8
                                                         -------   --------   -------   -------   -------
Operating expenses:
  Research and development.............................     47.0       64.0      37.6      40.5      24.7
  Sales and marketing..................................     68.6      113.2      89.6      96.0      57.2
  General and administrative...........................     61.0       43.8      23.1      24.3      14.0
  Stock-based compensation.............................      0.0        0.0       1.9       2.1       0.6
  Merger costs.........................................      0.0        0.0       0.0       0.0      12.4
                                                         -------   --------   -------   -------   -------
    Total operating expenses...........................    176.6      221.0     152.2     162.9     108.9
                                                         -------   --------   -------   -------   -------
Loss from operations...................................    (86.5)    (152.1)    (80.3)    (90.1)    (29.1)
                                                         -------   --------   -------   -------   -------
Interest income, net...................................      0.5        4.0       0.1       1.5       3.7
                                                         -------   --------   -------   -------   -------
Net loss...............................................    (86.0)%   (148.1)%   (80.2)%   (88.6)%   (25.4)%
                                                         -------   --------   -------   -------   -------
                                                         -------   --------   -------   -------   -------

SIX MONTHS ENDED JUNE 30, 1998 AND 1999

    REVENUE

    Total revenue increased 144% from $8.9 million for the six months ended June 30, 1998 to $21.8 million for the six months ended June 30, 1999.

    SOFTWARE LICENSE FEES. Revenue from software license fees increased 126% from $7.8 million for the six months ended June 30, 1998 to $17.7 million for the six months ended June 30, 1999. This increase was primarily due to an increase in the number of licenses sold to use our ColdFusion and JRun products. Increases in product prices associated with the release of new versions of our products during the fourth quarter of 1998 also contributed to the growth in revenue.

    SERVICES. Revenue from services increased 276% from $1.1 million for the six months ended June 30, 1998 to $4.0 million for the six months ended June 30, 1999. The increase was primarily attributable to growth in training revenue resulting from an increase in our installed customer base.

    COST OF REVENUE

    COST OF SOFTWARE LICENSE FEES. The cost of software license fees includes costs of product media duplication, manuals, packaging materials, licensed technology, and fees paid to third-party vendors and agents for order fulfillment. Cost of software license fees increased 34% from $823,000 for the six months ended June 30, 1998 to $1.1 million for the six months ended June 30, 1999. The increase in absolute dollars was due to higher unit sales volume. The improvement in software license fees gross margins from 89% for the six months ended June 30, 1998 to 94% for the six months ended June 30, 1999 was primarily attributable to economies of scale achieved with our higher sales volume.

    COST OF SERVICES. Cost of services consists primarily of personnel costs. Cost of services increased 106% from $1.6 million for the six months ended June 30, 1998 to $3.3 million for the six months ended June 30, 1999. The increase in absolute dollars resulted primarily from the hiring of additional employees and the use of contract trainers to support increased customer demand for training classes and technical support. Services gross margin improved from (49)% for the six months ended June 30, 1998 to 18% for the six months ended June 30, 1999. The improvement in services gross margins was primarily attributable to the substantial growth in training revenue.

    Overall gross margins are primarily affected by the mix of products licensed, sales through direct versus indirect distribution channels, software license fees revenue versus services revenue, and international versus domestic revenue. We typically realize higher gross margins on direct sales relative to indirect distribution channel sales and higher gross margins on software license fees relative to services revenue. As services revenue or revenue derived through indirect distribution channels increases as a percentage of total revenue, our gross margins may be adversely affected.

    OPERATING EXPENSES

    RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of employee salaries, fees for outside consultants and related costs associated with the development of new products, the enhancement and localization of existing products, quality assurance and testing. Research and development expenses increased 49% from $3.6 million for the six months ended June 30, 1998 to $5.4 million for the six months ended June 30, 1999. The increase primarily resulted from salaries associated with newly hired development personnel and product development consulting costs. We anticipate that research and development expenses will continue to increase in absolute dollars.

    SALES AND MARKETING. Sales and marketing expenses consist primarily of employee salaries, commissions, and costs associated with marketing programs such as trade shows, seminars, advertising and new product launch activities. Sales and marketing expenses increased 46% from $8.6 million for the six months ended June 30, 1998 to $12.5 million for the six months ended June 30, 1999. The increase was primarily attributable to costs associated with additional direct sales, pre-sales support and marketing personnel, and an increase in marketing programs, including promotions and advertising. We anticipate that sales and marketing expenses will continue to increase in absolute dollars as we continue to expand our marketing programs and sales force to support our brand awareness, product launches, international expansion and increased focus on major account sales.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of employee salaries and other personnel related costs for executive and financial personnel, as well as legal, accounting and insurance costs. General and administrative expenses increased 41% from $2.2 million for the six months ended June 30, 1998 to $3.0 million for the six months ended June 30, 1999. The increase was primarily attributable to salaries associated with newly hired personnel and related costs required to manage our growth and facilities expansion. We expect that our general and administrative expenses will increase in absolute dollars as we continue to expand our staffing to support expanded operations and facilities, and incur expenses relating to our responsibilities as a public company.

    STOCK-BASED COMPENSATION. The amount that the estimated fair market value of our common stock exceeds the exercise price of stock options on the date of grant is recorded as deferred compensation and amortized to stock-based compensation expense as the options vest. We recognized $186,000 for the six months ended June 30, 1998 compared to $133,000 for the six months ended June 30, 1999. The decrease was primarily attributable to the grant of a fully vested option with an exercise price substantially below fair market value during the six months ended June 30, 1998.

    MERGER COSTS. The merger costs of $2.7 million for the six months ended June 30, 1999 relate to the mergers with Bright Tiger and Live Software. The costs include professional fees, facility closings, severance packages and related costs associated with these mergers.

    INTEREST INCOME, NET. Interest income, net of interest expense, increased from $136,000 for the six months ended June 30, 1998 to $803,000 for the six months ended June 30, 1999. The increase was due to interest income earned from the investment of the net cash proceeds from our initial public offering in January 1999.

    PROVISION FOR INCOME TAXES. We have incurred significant operating losses for all periods from inception through June 30, 1999. We have recorded a valuation allowance for the full amount of our net deferred tax assets as the future realization of the tax benefit is not sufficiently assured.

YEARS ENDED DECEMBER 31, 1997 AND 1998

REVENUE

    Total revenue increased 174% from $7.8 million for 1997 to $21.4 million for 1998.

    SOFTWARE LICENSE FEES. Revenue from software license fees increased 152% from $7.1 million for 1997 to $18.0 million for 1998. The increase was primarily due to an increase in the number of licenses sold to use our software products including HomeSite, which we began selling in March 1997, and ColdFusion Studio, which was released in November 1997. The growth in unit sales was also attributable to the establishment of relationships with key domestic and international distribution partners during the second half of 1997. To a lesser degree, the increase in revenue from software license fees resulted from an increase in product price associated with the release of new versions of our products during the second half of 1997 and the fourth quarter of 1998.

    SERVICES. Revenue from services increased 418% from $655,000 for 1997 to $3.4 million for 1998. The increase was primarily attributable to growth in training revenue resulting from an increase in our installed customer base.

COST OF REVENUE

    COST OF SOFTWARE LICENSE FEES. Cost of software license fees increased 99% from $973,000 for 1997 to $1.9 million for 1998. The increase in absolute dollars was due to higher unit sales volume. The improvement in software license fees gross margins from 86% for 1997 to 89% for 1998 was primarily attributable to economies of scale achieved with higher sales volume in 1998.

    COST OF SERVICES. Cost of services increased 179% from $1.5 million for 1997 to $4.1 million for 1998. The increase in absolute dollars resulted primarily from the hiring of additional employees and the use of contract trainers to support increased customer demand for training classes and technical support. The improvement in services gross margins from (122)% for 1997 to (19)% for 1998 was primarily attributable to the substantial growth in services revenue.

OPERATING EXPENSES

    RESEARCH AND DEVELOPMENT. Research and development expenses increased 61% from $5.0 million for 1997 to $8.0 million for 1998. The increase primarily resulted from salaries associated with newly hired development personnel and product development consulting costs.

    SALES AND MARKETING. Sales and marketing expenses increased 117% from $8.8 million for 1997 to $19.1 million for 1998. The increase was primarily attributable to costs associated with additional direct sales, pre-sales support and marketing personnel, and, to a lesser extent, an increase in marketing programs, including trade shows, seminars and product launch activities.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 45% from $3.4 million for 1997 to $4.9 million for 1998. The increase was primarily attributable to salaries associated with newly hired personnel and related costs required to manage our growth and facilities expansion. In addition, we incurred a charge of $400,000 in the fourth quarter of 1998 for costs relating to exiting a facilities lease.

    STOCK-BASED COMPENSATION. The amount that the estimated fair market value of our common stock exceeds the exercise price of stock options on the date of grant is recorded as deferred compensation and amortized to stock-based compensation expense as the options vest. We recognized zero and $412,000 of stock based compensation for 1997 and 1998, respectively.

    INTEREST INCOME, NET. Interest income, net of interest expense, decreased from $315,000 for 1997 to $13,000 for 1998. The decrease was primarily due to an increase in interest expense attributable to our capital lease and notes payable obligations.

YEARS ENDED DECEMBER 31, 1996 AND 1997

REVENUE

    Our total revenue increased 230% from $2.4 million for 1996 to $7.8 million for 1997.

    SOFTWARE LICENSE FEES. Revenue from software license fees increased 203% from $2.4 million for 1996 to $7.1 million for 1997. The increase was primarily due to an increase in the number of licenses sold to use our software products including HomeSite, which we began selling in March 1997. The growth in unit sales was also attributable to the establishment of relationships with key domestic and international distribution partners during the second half of 1997. To a lesser degree, the increase in revenue from software license fees resulted from an increase in product price associated with the release of new versions of our products during the second half of 1997 and the introduction of subscription sales in the fourth quarter of 1996.

    SERVICES. Prior to 1997, we provided minimal technical support to our customers and recognized no revenue from such services during 1996. During 1997, we introduced training and fee-based technical support to our customers.

COST OF REVENUE

    COST OF SOFTWARE LICENSE FEES. Cost of software license fees increased 316% from $234,000 for 1996 to $973,000 for 1997. The increase in absolute dollars was due to higher unit sales volume. The decrease in software license fee gross margins from 90% for 1996 to 86% for 1997 was primarily attributable to an increase in licensed technology costs and fees paid to third-party agents for order fulfillment.

    COST OF SERVICES. We recognized no revenue from services during 1996. The cost of services incurred during 1997 related to the establishment of our training organization and the hiring of additional technical support personnel.

OPERATING EXPENSES

    RESEARCH AND DEVELOPMENT. Research and development expenses increased 349% from $1.1 million for 1996 to $5.0 million for 1997. The increase primarily resulted from salaries associated with newly hired development personnel and product development consulting costs.

    SALES AND MARKETING. Sales and marketing expenses increased 445% from $1.6 million for 1996 to $8.8 million for 1997. The increase was primarily attributable to costs associated with additional direct sales, pre-sales support and marketing personnel, and, to a lesser extent, an increase in marketing programs, including trade shows, seminars and product launch and brand awareness activities.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 137% from $1.4 million for 1996 to $3.4 million for 1997. The increase was primarily due to employee salaries associated with the hiring of executive and financial personnel to help manage our growth. We also settled a wrongful termination action with a former employee and agreed to pay the plaintiff a one-time cash settlement of $285,000.

    INTEREST INCOME, NET. Interest income, net of interest expense, increased from $13,000 for 1996 to $315,000 for 1997. The increase was primarily attributable to interest earned on cash received from financing activities during 1997, partially offset by interest expense attributable to our capital lease obligations.

QUARTERLY RESULTS OF OPERATIONS

    The following tables set forth a summary of our unaudited quarterly operating results for each of the ten quarters in the period ended June 30, 1999. This information has been derived from unaudited interim financial statements that, in the opinion of management, have been prepared on a basis consistent with the financial statements contained elsewhere in this prospectus and include all adjustments, consisting of only normal recurring adjustments, necessary for fair statement of such information when read in conjunction with our financial statements and notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                          QUARTER ENDED
                                     ---------------------------------------------------------------------------------------
                                     MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                       1997       1997       1997        1997       1998       1998       1998        1998
                                     --------   --------   ---------   --------   --------   --------   ---------   --------
                                                                         (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Software license fees............  $ 1,144    $ 1,305     $ 1,889    $ 2,795    $ 3,599    $ 4,228     $ 4,345    $ 5,794
  Services.........................       94        118         144        299        493        585       1,158      1,160
                                     --------   --------   ---------   --------   --------   --------   ---------   --------
    Total revenue..................    1,238      1,423       2,033      3,094      4,092      4,813       5,503      6,954
                                     --------   --------   ---------   --------   --------   --------   ---------   --------
Cost of revenue:
  Software license fees............      157        186         198        432        421        402         447        667
  Services.........................      146        302         396        608        699        903       1,240      1,215
                                     --------   --------   ---------   --------   --------   --------   ---------   --------
    Total cost of revenue..........      303        488         594      1,040      1,120      1,305       1,687      1,882
                                     --------   --------   ---------   --------   --------   --------   ---------   --------
Gross profit.......................      935        935       1,439      2,054      2,972      3,508       3,816      5,072
                                     --------   --------   ---------   --------   --------   --------   ---------   --------
Operating expenses:
  Research and development.........      641      1,084       1,580      1,679      1,796      1,806       2,148      2,277
  Sales and marketing..............    1,074      1,390       2,486      3,870      4,110      4,442       5,351      5,232
  General and administrative.......      436        623       1,117      1,234      1,061      1,101       1,159      1,625
  Stock-based compensation.........        0          0           0          0        161         25          34        192
  Merger costs.....................        0          0           0          0          0          0           0          0
                                     --------   --------   ---------   --------   --------   --------   ---------   --------
    Total operating expenses.......    2,151      3,097       5,183      6,783      7,128      7,374       8,692      9,326
                                     --------   --------   ---------   --------   --------   --------   ---------   --------
Loss from operations...............   (1,216)    (2,162)     (3,744)    (4,729)    (4,156)    (3,866)     (4,876)    (4,254)
Interest income (expense), net.....       19         76         116        104         91         45         (35)       (88)
                                     --------   --------   ---------   --------   --------   --------   ---------   --------
Net loss...........................  $(1,197)   $(2,086)    $(3,628)   $(4,625)   $(4,065)   $(3,821)    $(4,911)   $(4,342)
                                     --------   --------   ---------   --------   --------   --------   ---------   --------
                                     --------   --------   ---------   --------   --------   --------   ---------   --------
AS A PERCENTAGE OF TOTAL REVENUE:
Revenue:
  Software license fees............     92.4%      91.7%       92.9%      90.3%      88.0%      87.8%       79.0%      83.3%
  Services.........................      7.6        8.3         7.1        9.7       12.0       12.2        21.0       16.7
                                     --------   --------   ---------   --------   --------   --------   ---------   --------
    Total revenue..................    100.0      100.0       100.0      100.0      100.0      100.0       100.0      100.0
                                     --------   --------   ---------   --------   --------   --------   ---------   --------


                                     MAR. 31,   JUNE 30,
                                       1999       1999
                                     --------   --------

STATEMENT OF OPERATIONS DATA:
Revenue:
  Software license fees............  $ 6,963    $10,761
  Services.........................    1,734      2,314
                                     --------   --------
    Total revenue..................    8,697     13,075
                                     --------   --------
Cost of revenue:
  Software license fees............      456        647
  Services.........................    1,506      1,794
                                     --------   --------
    Total cost of revenue..........    1,962      2,441
                                     --------   --------
Gross profit.......................    6,735     10,634
                                     --------   --------
Operating expenses:
  Research and development.........    2,467      2,897
  Sales and marketing..............    5,666      6,795
  General and administrative.......    1,437      1,606
  Stock-based compensation.........       67         66
  Merger costs.....................        0      2,700
                                     --------   --------
    Total operating expenses.......    9,637     14,064
                                     --------   --------
Loss from operations...............   (2,902)    (3,430)
Interest income (expense), net.....      286        517
                                     --------   --------
Net loss...........................  $(2,616)   $(2,913)
                                     --------   --------
                                     --------   --------
AS A PERCENTAGE OF TOTAL REVENUE:
Revenue:
  Software license fees............     80.1%      82.3%
  Services.........................     19.9       17.7
                                     --------   --------
    Total revenue..................    100.0      100.0
                                     --------   --------

                                                                          QUARTER ENDED
                                     ---------------------------------------------------------------------------------------
                                     MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                       1997       1997       1997        1997       1998       1998       1998        1998
                                     --------   --------   ---------   --------   --------   --------   ---------   --------
                                                                         (IN THOUSANDS)
Cost of revenue:
  Software license fees............     12.7       13.1         9.7       14.0       10.3        8.3         8.1        9.6
  Services.........................     11.8       21.2        19.5       19.6       17.1       18.8        22.6       17.5
                                     --------   --------   ---------   --------   --------   --------   ---------   --------
    Total cost of revenue..........     24.5       34.3        29.2       33.6       27.4       27.1        30.7       27.1
                                     --------   --------   ---------   --------   --------   --------   ---------   --------
Gross profit.......................     75.5       65.7        70.8       66.4       72.6       72.9        69.3       72.9
                                     --------   --------   ---------   --------   --------   --------   ---------   --------
Operating expenses:
  Research and development.........     51.7       76.1        77.7       54.3       43.9       37.5        39.0       32.7
  Sales and marketing..............     86.8       97.7       122.3      125.1      100.4       92.3        97.2       75.2
  General and administrative.......     35.2       43.8        54.9       39.9       25.9       22.9        21.1       23.4
  Stock-based compensation.........      0.0        0.0         0.0        0.0        3.9        0.5         0.6        2.8
  Merger costs.....................      0.0        0.0         0.0        0.0        0.0        0.0         0.0        0.0
                                     --------   --------   ---------   --------   --------   --------   ---------   --------
    Total operating expenses.......    173.7      217.6       254.9      219.3      174.1      153.2       157.9      134.1
                                     --------   --------   ---------   --------   --------   --------   ---------   --------
Loss from operations...............    (98.2)    (151.9)     (184.1)    (152.9)    (101.5)     (80.3)      (88.6)     (61.2)
Interest income (expense), net.....      1.5        5.3         5.7        3.4        2.2        0.9        (0.6)      (1.3)
                                     --------   --------   ---------   --------   --------   --------   ---------   --------
Net loss...........................    (96.7)%   (146.6)%    (178.4)%   (149.5)%    (99.3)%    (79.4)%     (89.2)%    (62.5)%
                                     --------   --------   ---------   --------   --------   --------   ---------   --------
                                     --------   --------   ---------   --------   --------   --------   ---------   --------


                                     MAR. 31,   JUNE 30,
                                       1999       1999
                                     --------   --------

Cost of revenue:
  Software license fees............      5.3        5.0
  Services.........................     17.3       13.7
                                     --------   --------
    Total cost of revenue..........     22.6       18.7
                                     --------   --------
Gross profit.......................     77.4       81.3
                                     --------   --------
Operating expenses:
  Research and development.........     28.4       22.2
  Sales and marketing..............     65.1       52.0
  General and administrative.......     16.5       12.3
  Stock-based compensation.........      0.8        0.5
  Merger costs.....................      0.0       20.5
                                     --------   --------
    Total operating expenses.......    110.8      107.5
                                     --------   --------
Loss from operations...............    (33.4)     (26.2)
Interest income (expense), net.....      3.3        3.9
                                     --------   --------
Net loss...........................    (30.1)%    (22.3)%
                                     --------   --------
                                     --------   --------

    Our total revenue has increased each consecutive quarter during the ten fiscal quarters ending June 30, 1999, as a result of market acceptance of our products and diversification of our sales channels, including expansion of our direct sales force and relationships with domestic and international distributors. Services revenue has generally increased along with increases in our installed customer base. Cost of revenue from software license fees has fluctuated as a percentage of revenue from software license fees primarily due to growth in the indirect distribution channel, use of licensed technology and economies of scale gained from increased license volume. Cost of services revenue increased quarter to quarter in absolute dollars primarily due to increases in personnel and related costs for customer support and training.

    Operating expenses increased in each quarter, reflecting increased spending on developing, selling, marketing and supporting our products, as well as building our market presence. Research and development costs have increased as a result of higher personnel and consulting costs associated with enhancing existing products and developing new products. Sales and marketing expenses increased as a result of hiring additional sales and marketing personnel and an increase in marketing program costs. General and administrative expenses increased throughout 1997 primarily due to the hiring of our executive and financial staff and support personnel, increased use of outside services during the second half of 1997 and a legal settlement. The increase during the fourth quarter of 1998 was related to costs associated with exiting a facilities lease. Merger costs incurred during the second quarter of 1999 were related to our two acquisitions, each of which was recorded as a pooling of interests.

    Our operating results have varied on a quarterly basis during our short operating history and are expected to fluctuate significantly in the future. A variety of factors, many of which are outside of our control, may affect our quarterly operating results. These factors include:

    - the evolution of the market for Web application servers and packaged e-business applications;

    - market acceptance of our products;

    - our success and timing in developing and introducing new products and enhancements to existing products;

    - market acceptance of products developed by competitors;

    - changes in our pricing policies or the pricing policies of our competitors;

    - an increase in the length of our sales cycle;

    - changes in customer buying patterns;

    - customer order deferrals in anticipation of our new products and product enhancements or our competitors' products and product enhancements;

    - market entry by new competitors;

    - development and performance of our distribution channels;

    - general economic conditions; and

    - economic conditions specific to Internet-related industries.

LIQUIDITY AND CAPITAL RESOURCES

    In January 1999, we sold 2,875,000 shares of our common stock through an initial public offering. Net proceeds from the offering were $52.3 million after deducting underwriting discounts, commissions and offering expenses. Prior to our initial public offering, we funded our operations primarily through net cash proceeds from private placements of preferred stock. At June 30, 1999, we had cash, cash equivalents and short-term investments of $53.5 million, up from $3.7 million at December 31, 1998.

    Cash used for operating activities for 1998 was $9.2 million, primarily due to a net loss of $17.1 million, partially offset by increases in accrued expenses and deferred revenue. Cash used for operating activities for the six months ended June 30, 1999 was $228,000, primarily relating to a net loss of $5.5 million, offset by increases in accrued expenses and deferred revenue.

    Cash provided by investing activities for 1998 was $1.5 million, primarily relating to a decrease in short-term investments, partially offset by property and equipment purchases. Cash used for investing activities for the six months ended June 30, 1999 was $34.9 million, primarily relating to an increase in purchases of short-term investments.

    Cash provided by financing activities for 1998 was $3.8 million, primarily due to the issuance of notes payable and promissory notes, the exercise of common stock options and the issuance of preferred stock. Cash provided by financing activities for the six months ended June 30, 1999 was $51.4 million, primarily due to common stock issuances.

    As of June 30, 1999, our primary commitments consisted of obligations related to operating leases, $1.3 million of notes payable under equipment lines and $332,000 of capital lease obligations.

    In April 1999, we completed a merger with Bright Tiger by issuing 288,583 shares of our common stock for all of the issued and outstanding equity securities of Bright Tiger. In connection with the merger, we assumed and paid off Bright Tiger debt obligations totaling $2.6 million. In June 1999, we completed a merger with Live Software by issuing approximately 528,376 shares of our common stock for all of the issued and outstanding equity securities of Live Software.

    We expect to experience significant growth in our operating expenses for the foreseeable future in order to execute our business plan, particularly research and development and sales and marketing expenses. As a result, we anticipate that such operating expenses, as well as planned capital expenditures, will constitute a material use of our cash resources. In addition, we may utilize cash resources to fund acquisitions or investments in complementary businesses, technologies or product lines. We believe that the net proceeds from this offering together with our current cash, cash equivalents and short-term investments will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for the foreseeable future.

RECENT DEVELOPMENTS

    For the month of July 1999, our unaudited consolidated results, including acquired businesses, reflected revenue of approximately $4.7 million and a net loss of approximately $400,000. Financial information for July is being disclosed to comply with pooling of interest requirements. The results for July are not necessarily indicative of our operating results for our third fiscal quarter of 1999 or any other future period.

YEAR 2000 COMPLIANCE

    Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. The use of software and computer systems that are not Year 2000 compliant could result in system failures or miscalculations causing disruptions of operations including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with Year 2000 requirements. Because ColdFusion and JRun do not involve data storage, the ability of a Web application built with ColdFusion or JRun to comply with Year 2000 requirements is largely dependent on whether the database underlying the application is Year 2000 compliant. If ColdFusion or JRun is connected to a database that is not Year 2000 compliant, the information received by the application may be incorrect. Although we believe that the current releases of our products are Year 2000 compliant, there can be no assurance that Web applications developed using our products will comply with Year 2000 requirements.

    Some of our customers and potential customers have implemented policies that prohibit or discourage changing their internal computer systems until after January 1, 2000. Our revenue may suffer if potential customers delay the purchase of our products until after January 1, 2000. Purchasing decisions may be delayed as potential customers halt development of their internal computer systems or use their information technology budgets to address Year 2000 issues. If potential customers delay purchasing or implementing our products in preparation for the Year 2000 problem, our business could be seriously harmed. Year 2000 complications may disrupt the operation, viability or commercial acceptance of the Internet, which could have a material adverse impact on our business, operating results and financial condition.

    With respect to our primary internal software systems, we have received either written confirmations from our software vendors that the software it installed is Year 2000 compliant or is in the process of installing available software upgrades to achieve Year 2000 compliance. Based on the foregoing, we currently have no reason to believe that our internal software systems will not be Year 2000 compliant by September 30, 1999. To date, we have not incurred significant incremental costs in order to comply with Year 2000 requirements and do not believe we will incur significant incremental costs in the foreseeable future. However, there can be no assurance that Year 2000 errors or defects will not be discovered in our internal software systems and, if such errors or defects are discovered, there can be no assurance that the costs of making such systems Year 2000 compliant will not have a material adverse effect on our business, operating results and financial condition.

    We rely on third party vendors which may not be Year 2000 compliant for certain equipment and services. In addition, many of our distributors are dependent on commercially available operating systems, which may be impacted by Year 2000 complications. To date, we have not conducted a Year 2000 review of our vendors or distributors. If systems maintained by our vendors or distributors fail to operate properly with regard to the Year 2000 and thereafter, we could incur significant, unanticipated expenses to remedy any problems or replace affected vendors, which could reduce our revenue from our indirect distribution channel and could have a material adverse effect on our business, operating results and financial condition.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. We do not expect SFAS No. 133 to have a material effect on our financial condition or results of operations.

    In February 1998, the AcSEC issued SoP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SoP 98-1 establishes the accounting for costs of software products developed or purchased for internal use, including when such costs should be capitalized. We adopted SOP 98-1, January 1, 1999, and we do not expect our adoption of SOP 98-1 to have a material effect on our financial condition or results of operations.

    In April 1998, the AcSEC issued SoP 98-5, Reporting on the Costs of Start-Up Activities. Start-up activities are defined broadly as those one-time activities relating to opening a new facility, introducing a new product or service, conducting business in a new territory, conducting business with a new class of customer, commencing some new operation or organizing a new entity. Under SoP 98-5, the cost of start-up activities should be expensed as incurred. SoP 98-5 is effective for our fiscal 1999 financial statements and we do not expect our adoption of SoP 98-5 to have a material effect on our financial condition or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    As of June 30, 1999, we were exposed to market risks which primarily include changes in U.S. interest rates. We maintain a significant portion of our cash, cash equivalents and short-term investments in financial instruments with purchased maturities of 12 months or less. We do not hold derivative financial instruments or equity securities in our investment portfolio. Our cash equivalents and short-term investments consist of high quality corporate and government debt. These financial instruments are subject to interest rate risk and will decline in value if interest rates increase. Due to the short duration of these financial instruments, an immediate increase in interest rates would not have a material effect on our financial condition or results of operations.

                                    BUSINESS

ALLAIRE

    We develop, market and support Web application servers and related software products that enable the development and deployment of sophisticated e-business Web sites and applications. Our products interoperate with emerging Web application technologies as well as key enterprise information systems technologies, and include features and tools that increase the productivity of Web developers. With the introduction of our new Allaire Spectra product later this year, we will provide both a Web application server and advanced content management, commerce and personalization capabilities in a packaged e-business application. Our products are designed to enable businesses such as Williams-Sonoma, Kaiser Permanente and autobytel.com to build and manage large-scale, content-rich, transaction-oriented Web sites and applications.

INDUSTRY OVERVIEW

    GROWTH OF THE INTERNET

    The Internet has experienced dramatic growth, both in terms of the number of users and as a means of conducting business transactions, and is expected to continue to grow rapidly. International Data Corporation estimates that the number of Internet users will increase from 196 million in 1999 to 502 million in 2003. The emergence of the Internet has enabled new online business models and spurred the development and deployment of Web applications to facilitate business interactions that were not practical to address with traditional computing systems. The Internet has created a public infrastructure that enables companies to market and sell their products and services to customers through e-business applications. International Data Corporation estimates that the volume of commerce over the Internet will increase from approximately $111 billion in 1999 to approximately $1.3 trillion by 2003.

    As the number of companies conducting business online has increased, the Internet has become a highly competitive business environment. A growing number of companies are building Web applications that perform a combination of marketing, sales and operational functions. At the same time, the Internet promotes competition in markets and makes it easy for customers to locate and transact business with competitive vendors. As a result, companies are seeking to differentiate themselves from their competitors by developing increasingly sophisticated capabilities for conducting business transactions online and managing product marketing content. This content is increasingly delivered to Web users in a form that is targeted to their personal interests and defined by their past interactions with the site. The increasing use and sophistication of Web applications has created a corresponding need for Web application servers required to host them. It also has increased demand for packaged e-business applications with advanced content management, commerce and personalization capabilities.

    WEB APPLICATION SERVERS

    A Web application server is a software program that hosts Web applications and enables access to these applications through Web browsers, client hardware devices and other applications. A Web application server also enables hosted applications to access a company's servers and other internal systems. The Web application server is the software technology that is central to the Web as a computing platform, much as the operating system is the software technology that is central to the desktop computing platform. According to Forrester Research, the market for Web application servers will triple from $692 million in 1999 to $2.1 billion in 2002. We believe that the central technology role of Web application servers places leading Web application server vendors in a strong position to sell related software products. This additional software includes development tools, management products and packaged e-business applications.

    PACKAGED E-BUSINESS APPLICATIONS

    Packaged e-business applications enable companies to dynamically deliver information and transactional capabilities to a broad group of users, including customers, vendors and employees. By offering dynamic content and the ability to execute business transactions over the Internet, e-business applications can provide each user with customized information while reducing the cost of each business transaction. These capabilities differentiate e-business applications from mainframe, desktop and client-server applications. More companies are seeking to gain a competitive advantage by deploying applications with sophisticated content management, commerce and personalization capabilities. An International Data Corporation report estimates that the market for e-business applications will grow from $1.7 billion in 1999 to $13.2 billion in 2003.

    INDUSTRY CHALLENGES

    Companies are deploying Web application servers and packaged e-business applications to address a broad range of business needs. Applications range from corporate e-business Web sites with millions of visitors per day to intranet applications designed to share information among a small number of co-workers. The Web's open standards and the low cost of deploying Web applications promote the creation of a greater variety of applications than would be practical using mainframe, desktop or client-server technologies. A Web application server must be both highly functional and affordably priced to make this wide range of Web application deployments economically feasible.

    Successful Web application servers and Web applications must not only be based on standards that are specific to the Web but also must be open and easily integrated with older computer technologies. Standard Web protocols such as HTTP, HTML and XML, form the core of Web application technology. These protocols evolved independently, rather than from mainframe, desktop or client-server technologies. To be successful, Web-based applications must be able to integrate with a company's existing hardware and software systems, such as databases, directories, messaging servers and transaction monitors. At the same time, Web application servers should not be built around older computer platform standards, which many large platform vendors have attempted to do by extending mainframe, desktop or client-server technologies to the Web.

    To date, few Web application server products have achieved broad market acceptance. Broad and sustained acceptance of a product promotes market entry by technology vendors and service providers offering complementary products and professional services to customers. Broad customer and developer support enhances a vendor's ability to launch new products and product versions by improving the quality of pre-release customer testing, by enhancing the vendor's ability to secure reference customers prior to a new product's release, and by helping to ensure widespread customer awareness and availability of new products through the vendor's distribution channel.

    As competition among companies conducting business online increases, those companies are becoming increasingly focused on speeding the development and deployment process. Cutter Information Corporation estimates that 72% of Web application development projects have a schedule of six months or less, and 14% have a schedule of less than a month. As a consequence, Web application servers and packaged e-business applications must contain features, such as visual tools, templates and wizards, which promote productive development and simplify deployment. The graphical, content-rich and data-intensive nature of e-business applications requires the involvement of a variety of programmers. These programmers include enterprise systems specialists, database developers and application programmers as well as a variety of non-traditional contributors such as Web page designers, multi-media designers and video producers. To ensure productive Web application development and deployment, the Web application server must provide appropriate tools to each set of participants, while preserving the integrity of the application and coordinating the efforts of geographically-dispersed, multi-disciplinary teams.

THE ALLAIRE SOLUTION

    We are a leading provider of Web application servers and related software products that enable organizations to move their businesses to the Web. Our ColdFusion, JRun and HomeSite products and related services offer companies the following benefits:

    - An enterprise class, competitively-priced Web application server, which acts as the platform for the rapid development and deployment of scalable e-business applications. To date, over 35,000 copies of our ColdFusion Web application server have been licensed.

    - Open, extensible application server technology based on Web standards, such as HTML, XML and Java, that enables integration of a large number of enterprise information systems technologies. Unlike many other vendors, we offer Web application servers and other products that are not constrained by a need to support or promote a particular legacy technology.

    - Web-specific technology innovations designed to speed Web application development and deployment, such as ColdFusion Markup Language, JavaServer Pages and Web Distributed Data eXchange, and a large number of additional product features that increase the speed of Web application development.

    - A broad and growing group of developers, technology partners, direct and indirect distributors, systems integrators and other professionals that support and extend the use and functionality of our products through complementary products and high-quality design, implementation, training and support services.

The introduction of our Allaire Spectra product later this year will provide companies with advanced content management, commerce and personalization capabilities in a packaged e-business application deployed on our ColdFusion Web application server.

ALLAIRE STRATEGY

    Our goal is to be the leading provider of Web application servers and packaged e-business applications for the development and deployment of sophisticated e-business Web sites and applications. Key elements of our strategy to attain this goal are:

    MAKE ENTERPRISE CLASS PRODUCTS THAT ARE EASY TO USE AND AFFORDABLE. We believe that we have become a leader in the Web application server market by providing enterprise class products that have high performance, scalability and security, but that are much easier to use and cost significantly less than products available from most other vendors. Because our products are easier to use and cost less than other products, they can be adopted by a larger number of businesses to develop and deploy a wider variety of applications. We intend to continue to sell easy-to-use, high-quality products at affordable prices to capture a significant portion of the Web application server market.

    MAXIMIZE PRODUCT ADOPTION. We have established significant market presence for our Web application products by making components of our technology freely and widely available. Non-commercial versions of our ColdFusion, JRun and HomeSite products are available for free electronic distribution and are also distributed by original equipment manufacturers. By promoting access to our technology, we seek to associate the Allaire brand with high-quality, highly-productive Web application products, and to encourage users to progress from free versions to commercial products.

    LEVERAGE LEADERSHIP POSITION IN WEB APPLICATION SERVER MARKET. We intend to continue to introduce new products, such as Allaire Spectra, that complement our Web application server products. We believe that, as a leader in the Web application server market, we have a competitive advantage over vendors that have sold fewer products. We believe that the broad customer base and developer support of our Web application servers enhance our ability to introduce complementary products.

    CONTINUE TO SUPPORT OPEN WEB STANDARDS. We architected our products to be open by supporting development for key Web application platforms and technologies, as well as key enterprise and client-server standards. We have helped to introduce innovative technologies for Web application development and deployment, such as CFML, WDDX and JavaServer Pages, that are used by large numbers of Web developers. We intend to continue to develop innovative Web technologies to meet changing customer requirements and to enable our customers to preserve their investments in existing computer systems without compromising Web application server functionality or performance.

    EXPAND CHANNEL DISTRIBUTION. To maximize the effectiveness of our sales and marketing resources, we intend to continue to expand the depth and breadth of our channel distribution. We believe that increasing the dollar amount of the sales opportunities handled by our indirect channel distribution will increase the strength and motivation of our channel while allowing our direct sales force to focus on increasingly larger sales to Fortune 1000 companies and other major organizations.

    ENHANCE CO-SELLING RELATIONSHIPS WITH SYSTEMS INTEGRATORS. We intend to continue to develop our relationships with systems integrators and other Web consultants that implement e-business applications using our Web application products. By providing significant opportunities to these firms to generate consulting revenue, we believe that they will promote our products over those sold by competing vendors that seek to keep implementation and consulting services revenue for themselves. The substantial resources of systems integrators and Web consultants help ensure the successful development and deployment of our customers' e-business applications.

    WIN ENTERPRISE STANDARDS DECISIONS. As companies invest in Web application servers and related software products, their purchasing decisions more often require approval of a vendor's technology as a company-wide standard. We intend to expand the support and coverage of these accounts within our direct sales force, and to continue to present the business advantages of adopting our technology as a company-wide standard.

PRODUCTS

    Our products enable companies and other organizations to develop and deploy sophisticated e-business applications. The discussion and chart below describe our products.

COLDFUSION

    COLDFUSION SERVER. ColdFusion Server is an open, scalable and secure Web application server. Web applications built with ColdFusion range from simple, database-driven pages to large-scale, content-rich, transaction-oriented Web sites. ColdFusion Server is available in two editions, Professional and Enterprise, running on Windows NT. The Enterprise edition also runs on Sun Solaris and HP-UX. ColdFusion Server has won the following awards:

    - 1999 PC Magazine's Editors' Choice Award;

    - 1998 Codie Award for software excellence from the Software Publishers Association;

    - "Best of Show Award" at the 1998 Fall Internet World;

    - CNET's builder.com 1998 Product Award; and

    - Network World Blue Ribbon Award.

    COLDFUSION STUDIO. ColdFusion Studio is the integrated development environment for ColdFusion Server. Based on HomeSite, ColdFusion Studio allows developers to preserve development skills as well as individual projects as they move from developing static Web pages and sites to interactive Web sites and Web applications. ColdFusion Studio runs on Microsoft Windows NT, Windows 95 and Windows 98.

JRUN

    JRun provides companies with a system for deploying Web applications based on Java Servlets and JavaServer Pages. Java Servlets are Web application components written in the Java programming language, a language developed by Sun Microsystems. JavaServer Pages is a Web application scripting language that allows developers to create dynamic Web pages and applications that are independent of hardware and server environments. JRun allows developers to deploy server-side Java to leading Web servers, including Microsoft's IIS, Netscape's Enterprise Server and Apache. Java addresses the needs of more advanced, object-oriented system programmers. By adding Java technologies to our product line, JRun expands the number of projects and developers that can take advantage of our Web application platform. JRun runs on any software platform that supports Java. JRun won the 1998

WebTechniques' Best Java Tool award and was a finalist for the 1998 JavaWorld's Best Servlet Tool award.

HOMESITE

    HomeSite is a leading HTML design tool, which is principally used for the creation of Web pages. HomeSite runs on Microsoft Windows NT, Windows 95 and Windows 98. HomeSite has won a large number of industry awards as a leading HTML design tool.

ALLAIRE SPECTRA

    Allaire Spectra, which we expect to release later this year, is a packaged e-business application for building and managing large-scale Web sites and applications that require advanced content management, commerce and personalization capabilities. Allaire Spectra will provide systems administrators, Web developers and users with the necessary pre-built software components and visual tools to deploy and manage large-scale Internet portals, e-commerce sites and corporate-wide Web systems. Applications built with Allaire Spectra will run on the ColdFusion application server. Allaire Spectra was announced on July 21, 1999 and is currently in product testing. In August 1999, the pre-release version of Allaire Spectra won the InternetWorld Australia Best of Show award.

          PRODUCT
  (SUGGESTED LIST PRICE)             DESCRIPTION             TYPICAL APPLICATIONS             TARGET USERS
---------------------------  ---------------------------  ---------------------------  ---------------------------

ColdFusion Server            Licensed for four            Business intranets and       Large enterprises
  Professional ($1,295)      processors and allows an     extranets                    Large systems integrators
                             unlimited number of          Field office extranets       New Web-based businesses
                             concurrent users             Single server applications   Internet service providers
                             Features include open state  using a relational database
                             repository and shared
                             server security
                             Access to any ODBC and
                             OLE-DB data source

ColdFusion Server            Licensed for eight           High-volume,                 Large enterprises
  Enterprise ($3,495)        processors and allows an     business-critical commerce   Large systems integrators
                             unlimited number of          sites and applications       New Web-based businesses
                             concurrent users             Enterprise intranet          Internet service providers
                             Includes all Professional    applications
                             features, plus features      Enterprise applications
                             required for large scale     requiring native database
                             applications, including      drivers or CORBA
                             clustering, load balancing
                             and automatic failover and
                             CORBA support
                             IBM DB2, Informix, Oracle
                             and Sybase native database
                             drivers

ColdFusion Studio ($395)     An integrated development    Business systems (human      Web application developers
                             environment with a number    resources, financial,        Enterprise and
                             of visual tools for          customer support)            client-server programmers
                             creating Web applications    Electronic commerce          HTML and desktop database
                             Includes the award-winning   (stores,                     developers
                             HomeSite HTML design tool    business-to-business)        Development team managers
                             Features include             Dynamic content publishing
                             interactive debugging,       (document management,
                             remote development           dynamic news and
                             capabilities and one-step    personalized information)
                             deployment                   Collaboration (discussion,
                             Team development support     project and workflow
                                                          management)

          PRODUCT
  (SUGGESTED LIST PRICE)             DESCRIPTION             TYPICAL APPLICATIONS             TARGET USERS
---------------------------  ---------------------------  ---------------------------  ---------------------------

JRun Pro ($595)              Supports any number of       Corporate Internet,          Java developers
                             processors and allows an     intranet, and extranet       Large enterprises
                             unlimited number of          sites that utilize Java as   Large systems integrators
                             concurrent users             their primary development    New Web-based businesses
                             Features full support for    architecture
                             Java Servlets and            Enterprise Web applications
                             JavaServer Pages             requiring connectivity to
                             Licensed per processor       CORBA, Enterprise Java
                                                          Beans and other distributed
                                                          environments

JRun Pro Unlimited ($1,995)  Includes all Pro features,   High-volume,                 Large enterprises
                             plus the ability to use any  business-critical commerce   Large systems integrators
                             number of concurrent Java    sites and applications       New Web-based businesses
                             Virtual Machines             utilizing a large number of  Internet service providers
                             Licensed per machine         processors and/or Java
                                                          Virtual Machines

HomeSite (Electronic         HTML page design and Web     High-quality static          Web site developers
  Version $89; Packaged      site development tool        corporate Web sites          Web development team
  Version $99)               Features an intuitive                                     managers
                             graphical interface

TECHNOLOGY

    We develop, market and support Web application servers and related software products that enable the development and deployment of sophisticated e-business Web sites and applications. Our products interoperate with emerging Web application technologies as well as key enterprise information systems technologies, and include features and tools that increase the productivity of Web developers.

OPEN INTEGRATION

    At the core of our Web application technology is the ColdFusion Web application server. Our application server technology is built on an open architecture, which can be deployed on Windows 98/NT, Sun Solaris or HP-UX. This openness ensures that a customer can switch core operating system platforms and maintain the same core application server technology. Our open architecture supports native, high-performance connectivity into major enterprise databases, such as Oracle, Sybase, SQL Server, Informix and IBM DB2. Our application server technology supports major distributed computing standards, including DCOM, CORBA, Java and Enterprise Java Beans. This support enables existing legacy corporate applications infrastructure to be extended into Internet-based systems. Additionally, all major Internet protocols and key enterprise information systems, including messaging servers, directory servers, file servers and other network technology, are supported.

SCALABLE, SECURE DEPLOYMENT

    To successfully support high-volume sites and transaction-intensive applications, a Web application platform requires high performance, availability and scalability from a Web application server. Our application server technology provides a high degree of cross-platform performance and fault-tolerance from individual servers and multiple server clusters. ColdFusion application server runs as a 32-bit multi-threaded system service, which permits applications to experience an increase in processing performance as processors are added to the server. Clusters of multiple servers significantly enhance an application's availability and scalability. Using technology that we acquired in connection with our merger with Bright Tiger, we have enhanced our load balancing and failover technologies. ColdFusion automatically balances load among servers deployed in a cluster, so that performance is

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
optimized. ColdFusion permits a cluster deployment to store client state information in a shared repository, so it will not be lost when a server fails. If any machine in the cluster fails or is heavily loaded, ColdFusion automatically transfers its responsibilities to one of the remaining servers. Because ColdFusion clusters use a software-based system for load balancing and failover there is no single point of failure.

    Our application server technology also provides a set of features for securely deploying applications. Principal among these is the ability of ColdFusion to restrict access to specific resources needed to run an application, including directories, files, databases and components. Therefore, multiple applications on the same server cannot access another application's resources. Other security features include authentication and encryption for e-business Web applications. The application server security technology also provides a set of tools for authenticating end users, and tracking their interaction with a Web system. This technology forms a foundation for personalized customer experiences and rich business intelligence. Additionally, this security technology meets the needs of hosting and application server provider companies, which require robust security to host multiple, outsourced corporate Web sites and business applications on a shared infrastructure. We license portions of this security technology from a third party.

MULTI-LANGUAGE DEVELOPMENT

    Our application server technology supports multiple programming language technologies and models. At the core of ColdFusion is the ColdFusion Markup Language, or CFML, which provides developers with a highly-productive, tag-based scripting model that tightly integrates with Web-based programming languages such as HTML and XML.

    As a result of our merger with Live Software, we acquired JRun, a server-side Java programming environment. JRun provides developers with a system for deploying Web applications based on Java Servlets and JavaServer Pages--a standards-based model for deploying Java on Web application servers. Java addresses the needs of more advanced, object-oriented system programmers. By integrating Java technologies such as Java Servlets and JavaServer Pages into our technology, we have expanded the range of projects and developers that can use our products.

PRODUCTIVE DEVELOPMENT AND MANAGEMENT

    In addition to our innovative approaches to Web-based programming languages, we offer a wide range of visual development tools. We believe that company-wide adoption of the Web requires rich productivity tools for system administrators, developers, designers, and business users and managers. Our visual tools include HomeSite, an HTML design tool, and ColdFusion Studio, our ColdFusion rapid application development tool.

    Additionally, our Allaire Spectra product will include a Web-based productivity tool for business users and managers to assist them in managing content, controlling business workflow and using decision support tools to analyze their Web-based sales and marketing activities.

PACKAGED E-BUSINESS APPLICATIONS

    Allaire Spectra will consist of three core components: the ContentObject API, the core solution services and a Web-based productivity tool. The ContentObject API is an XML-based object programming system and content repository. It will allow companies to model their Web business technology and data using an object-based programming model, implemented in ColdFusion, and to store their Web information in an XML-based content

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
repository. This technology will help companies build an extensible and reusable information management solution and syndicating content and applications across the Internet.

    The six core solution services of Allaire Spectra will be:

    - Content management--a system for managing content infrastructure;

    - Workflow and process automation--a set of services for building custom workflow templates and process automation;

    - Role-based security--an open authentication framework to assign users and groups to activities and processes;

    - Personalization--a three-tier model that supports user profiling, rules-based dynamic targeting and the integration of third party personalization engines;

    - Business intelligence--a model of logging, measuring and reporting user activities; and

    - Syndication--a set of XML-based capabilities for extending Web business to Internet partners or site affiliates.

    The final core technology in Allaire Spectra will be a Web-based user interface and productivity tool, which will provide business users and managers with a simple user interface for managing content, workflow, business rules and decision support and analysis tools.

INTERNET MIDDLEWARE AND XML

    In addition to our tools, application servers and packaged e-business applications, we have developed a core technology aimed at supporting business-to-business commerce and application syndication. The Web Distributed Data eXchange, or WDDX, was developed to support the integration of business systems across the Internet. WDDX was released in late 1998 as an open source technology, freely available from a separate Web site, www.wddx.org. Since its release, more than 10,000 developers have downloaded a software development kit for using WDDX. Several major software programming languages now support WDDX, including Perl, Java, ASP, JavaScript, PHP and Python.

    WDDX provides a module for each language that will automatically serialize or translate the native data structures into an abstract representation in XML. This technology is designed to simplify the integration of business systems over the Internet. We intend to foster broad adoption of the technology, and have incorporated it directly into our own platforms, including extensive use within Allaire Spectra for enabling business-to-business commerce applications.

RESEARCH AND DEVELOPMENT

    We devote a substantial portion of our resources to developing new products and product features, extending and improving our products and technology, and strengthening our technological expertise. Our research and development expenditures were $5.0 million in 1997, $8.0 million in 1998 and $5.4 million in the six months ended June 30, 1999. We intend to continue to devote substantial resources toward research and development. As of June 30, 1999, we had 65 employees engaged in research and development activities. We must hire additional skilled software engineers to continue to increase our research and development efforts. Our business, operating results and financial condition could be adversely affected if we are not able to hire and retain the required number of engineers.

SALES, MARKETING AND DISTRIBUTION

    We market and sell our products and services to businesses using a combination of direct and indirect distribution channels, including a corporate sales force, domestic and

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
international distribution, electronic commerce and sales through business partners. The percentage of our total revenue generated through our indirect distribution channel was 28% in 1997, 44% in 1998 and 49% in the six months ended June 30, 1999. As of June 30, 1999, we had 79 sales and marketing employees worldwide.

    CORPORATE SALES FORCE. Our corporate account sales force focuses on sales to institutional customers worldwide. Corporate account sales can be filled either directly by our sales force or through our indirect channel partners. The corporate account sales force is comprised of field representatives and telesales representatives. The field representatives market and sell to corporate, government and higher education institutional customers primarily interested in application server products for e-business applications. The telesales representatives qualify, develop and pursue leads generated from inquiries on our Web site, from seminars and from downloads of our products. We intend to add a significant number of additional field representatives over the next 12 months.

    INDIRECT DISTRIBUTION. We have a number of domestic and international distributors and resellers that market and sell our products. As of June 30, 1999, we had 21 distributors in North America, Europe and Asia Pacific, including Ingram Micro and Mitsubishi. In addition, as of June 30, 1999, we had over 500 corporate and catalog resellers, original equipment manufacturers and value-added resellers. None of our distribution partners have exclusive distribution rights.

    ELECTRONIC COMMERCE. Our Web site allows visitors to download, evaluate and purchase our products. A number of third-party electronic commerce sites, including Beyond.com, Intraware.com, JapanMarket.com and RealStore.com, distribute commercial copies of our products for delivery by direct download. Electronic distribution provides us with a low-cost, globally accessible, 24-hour sales channel.

    ALLAIRE ALLIANCE. We believe that establishing a large community of active users of our products and technology is critical to our success. To further the development of this community, we have established the Allaire Alliance program. Allaire Alliance members include Web developers, application vendors and systems integrators. Allaire Alliance members also include the distributors, corporate and catalog resellers, original equipment manufacturers and value-added resellers referenced above. We typically enter into written agreements with Allaire Alliance members. These agreements typically do not provide for firm financial commitments from the member, but are intended to establish the basis upon which the parties will work together to achieve mutually beneficial objectives.

    PRODUCT MARKETING PROGRAMS. We engage in a broad range of product marketing activities, including sponsoring seminars for potential customers, providing product information through our Web site and promoting special events. During 1998, we held 108 seminars in 46 cities, and during the six months ended June 30, 1999, we held 52 seminars in 33 cities. Our product marketing programs are aimed at informing customers of the capabilities and benefits of our products and services and stimulating demand across all market segments. Certain programs are designed to encourage independent software developers to develop products and applications that are compatible with our products and technology.

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
    BRANDING STRATEGY. We continue to develop market awareness of the "Allaire" brand. Our branding strategy includes participating in trade shows and conferences, promoting special events and advertising our products and services in print and electronic media.

CUSTOMERS

    Our products are marketed and distributed to a diverse group of customers, ranging from small, independent consultants and Internet presence providers to Fortune 1000 businesses and other large organizations. Many of our customers are global organizations that use our products to create Web sites and Web applications with electronic commerce, content management and personalization capabilities for Internet, intranet and extranet use. End user customers from which we recognized in excess of $25,000 in revenue during 1999 include the following:

AT&T
Bank of America
Bell Atlantic
Boeing
Booz, Allen & Hamilton
Carlson Companies
Caterpillar
Cheap Tickets
GTE
Hewlett-Packard
Kaiser Permanente

Lockheed Martin
Merrill Lynch
Nortel
Toys 'R' Us
Travelers Insurance Company
UUNet Technologies
Viacom
Visa International

    Revenue from customers outside North America, primarily Asia and Europe, as a percentage of our total revenue, was 19% in 1997, 13% in 1998 and 11% in the six months ended June 30, 1999. Sales to Ingram Micro accounted for 28% of our total revenue in 1998 and 37% in the six months ended June 30, 1999. No single customer accounted for 10% or more of our total revenue in 1997.

SUPPORT AND PROFESSIONAL SERVICES

    We offer a broad range of support and training services to our customers. We believe that providing a high level of customer service and technical support is necessary to achieve rapid product implementation which, in turn, is essential to customer satisfaction and continued license sales and revenue growth. Our customers have a broad choice of support options depending on the level of service desired. We maintain a technical support hotline staffed by engineers from 8:00 a.m. to 8:00 p.m., Eastern time, Monday through Friday, from our corporate office in Cambridge, Massachusetts. Internationally, distribution partners provide telephone support to customers with technical assistance from us. Our support staff also responds to e-mail inquiries. We track support requests through a series of customer databases, including current status reports and historical customer interaction logs. We use customer feedback as a source of ideas for product improvements and enhancements.

    We also provide training and consulting to assist our customers in the development and deployment of e-business applications using our products. As of June 30, 1999, we had 31 technical support engineers and professional service employees.

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
COMPETITION

    The Web application products market is intensely competitive, subject to rapid change and significantly affected by new product introductions and other activities of market participants. Primary competitors in the high end of the market include large Web and database platform companies that offer a variety of software products, such as IBM, Oracle and Sun Microsystems. In addition, we compete against a number of companies that offer Web application servers, such as BEA Systems, Bluestone and SilverStream Software. These companies generally sell their products at significantly higher prices than our products. In the middle range of the market, where product prices are generally lower, we compete primarily against Microsoft. Our Allaire Spectra product will experience competition from a number of companies that have introduced or are developing e-business applications that focus on the high-end e-business market, such as Vignette and BroadVision.

    We believe that additional competitors may enter the market with competing products as the size and visibility of the market opportunity increases. Increased competition could result in pricing pressures, reduced margins or the failure of our products to achieve or maintain market acceptance, any of which could have a material adverse effect on our business, operating results and financial condition. Many of our current and potential competitors have longer operating histories and substantially greater financial, technical, marketing and other resources than we do. Therefore, they may be able to respond more quickly to new or changing opportunities, technologies, standards or customer requirements. Many of these competitors also have broader and more established distribution channels that may be used to deliver competing products directly to customers through bundling or other means. If competitors were to bundle competing products with their products, the demand for our products might be substantially reduced and the our ability to distribute our products successfully would be substantially diminished.

    Competitive factors in the Web application products market include:

    - the quality and reliability of software;

    - cost per user;

    - application server scalability, availability and performance;

    - productivity features for creating, editing and adapting content;

    - ease of use and interactive user features; and

    - compatibility with the user's existing network components and software systems.

    To expand our customer base, we must continue to innovate and improve the performance of our products. We anticipate that consolidation will continue in the Web application products market and related markets such as computer software, media and communications. Consequently, competitors may be acquired by, receive investments from or enter into other commercial relationships with, larger, well-established and well-financed companies.

INTELLECTUAL PROPERTY

    Our success and competitiveness are dependent to a significant degree on the protection of our proprietary technology. We rely primarily on a combination of copyrights, trademarks, licenses, trade secret laws and restrictions on disclosure to protect our intellectual property and trade secrets. We also enter into confidentiality agreements with our employees and consultants, and generally control access to and distribution of our documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise attain and use our intellectual property or trade secrets without authorization. In addition, we rely in part on "shrinkwrap" and "clickwrap" licenses that are not signed by the end user and, therefore, may be unenforceable under the laws of some jurisdictions. Moreover, the laws of other countries in which we market our products may afford us little or no effective protection of our intellectual property. There can be no assurance that the precautions taken by us will prevent misappropriation or infringement of our technology. In addition, there can be no assurance that others will not independently develop substantially equivalent intellectual property. Our failure to protect our intellectual property in a meaningful manner could have a material adverse effect on our business, operating results and financial condition.

    In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and effective patent, copyright, trademark and trade secret protection may not be available in such jurisdictions. We license some of our proprietary rights to third parties, and there can be no assurance that such licensees will not fail to abide by compliance and quality control guidelines with respect to such proprietary rights or take actions that would materially adversely affect our business, operating results and financial condition.

    Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation, whether successful or unsuccessful, could result in substantial costs and diversion of management and technical resources, either of which could have a material adverse effect on our business, operating results and financial condition.

    We attempt to avoid infringing known proprietary rights of third parties in our product development efforts. However, we have not conducted and do not conduct comprehensive patent searches to determine whether the technology used in our products infringes patents held by third parties. In addition, product development is inherently uncertain in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of them which are confidential when filed, with regard to similar technologies. If we were to discover that one or more of our products violated third party proprietary rights, there can be no assurance that we would be able to obtain licenses to continue offering such products without substantial reengineering or that any effort to undertake such reengineering would be successful, or that any licenses would be available on commercially reasonable terms.

    We pursue the registration of some of our trademarks and service marks in the United States and in some other countries, although we have not secured registration of all of our marks. We have registered United States trademarks for "HomeSite", "Cold Fusion" and a related design for "Bright Tiger". A significant portion of our marks contain the word "Fusion", such as ColdFusion. We are aware of other companies that use "Fusion" in their marks alone or in combination with other words, and we do not expect to be able to prevent third party uses of the word "Fusion" for competing goods and services. For example,

NetObjects markets its principal products for designing, building and updating Web sites under the names "NetObjects Fusion" and "NetObjects Team Fusion."

    We currently license technology from third parties that we incorporate into our products. Examples include licenses for the following:

    - visual editing technology from Microsoft;

    - security technology from Netegrity; and

    - full-text indexing and searching technology from Verity.

    In light of the rapidly evolving nature of the Web platform and our strategy to pursue industry partnerships to ensure our support of and by the emerging platform, we will increasingly need to rely on technology that we license from other vendors which is integrated with internally developed software and used in our products to perform key functions.

EMPLOYEES

    As of June 30, 1999, we had 222 employees, 190 of whom were based at our headquarters in Cambridge, Massachusetts. None of our employees is subject to a collective bargaining agreement. We believe that our employee relations are good.

FACILITIES

    Our headquarters is located in Cambridge, Massachusetts. Our lease, which covers approximately 54,000 square feet of office space, expires in March 2003. We also lease office space in other cities for our sales and development personnel. We believe that these existing facilities are adequate to meet our current foreseeable requirements or that suitable additional or substitute space will be available on commercially reasonable terms.

LEGAL PROCEEDINGS

    From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of third party trademarks and other intellectual property rights by us and our licensees. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations.

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